Exhibit 99.2

Wi-LAN Inc.

2016 Third Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

2016 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Operations and Comprehensive Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenue	$16,569	$21,438	$62,690	$76,838

Operating expenses
Cost of revenue	12,142	16,702	46,277	52,299
Research and development	-	586	-	2,018
Marketing, general and administration	1,904	1,416	7,303	5,879
Foreign exchange (gain) loss	78	600	(199)	2,894
Total operating expenses	14,124	19,304	53,381	63,090
Earnings from operations	2,445	2,134	9,309	13,748
Interest income	138	90	376	331
Earnings before income taxes	2,583	2,224	9,685	14,079

Provision for income tax expense
Current	1,028	839	4,888	2,873
Deferred	898	556	2,372	4,177
	1,926	1,395	7,260	7,050
Net and comprehensive earnings	$657	$829	$2,425	$7,029

Earnings per share (Note 4)
Basic	$0.01	$0.01	$0.02	$0.06
Diluted	$0.01	$0.01	$0.02	$0.06

Weighted average number of common shares
Basic	118,912,606	120,790,348	119,500,216	120,678,490
Diluted	118,912,606	120,790,986	119,500,216	120,698,225

See accompanying notes to condensed consolidated financial statements

2016 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	September 30, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$102,034	$93,431
Short-term investments	1,182	1,120
Accounts receivable	6,922	8,436
Prepaid expenses and deposits	1,073	1,607
	111,211	104,594

Loan receivable	1,691	1,497
Furniture and equipment, net	1,332	1,614
Patents and other intangibles, net	129,318	155,213
Deferred tax asset	15,303	17,677
Goodwill	12,623	12,623
	$271,478	$293,218

Current liabilities
Accounts payable and accrued liabilities	$10,434	$23,205
Current portion of patent finance obligation	8,290	8,085
	18,724	31,290

Patent finance obligation	16,097	19,895
Success fee obligation	94	655
	34,915	51,840

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	419,448	427,781
Additional paid-in capital	21,016	16,549
Accumulated other comprehensive income	16,225	16,225
Deficit	(220,126)	(219,177)
	236,563	241,378
	$271,478	$293,218

See accompanying notes to condensed consolidated financial statements

2016 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Cash generated from (used in)
Operations
Net earnings (loss)	$657	$829	$2,425	$7,029
Non-cash items
Stock-based compensation	42	220	197	702
Depreciation and amortization	6,846	9,848	26,933	28,078
Foreign exchange (gain) loss	53	480	(337)	1,153
Disposal of assets	-	-	13	-
Deferred income tax expense (recovery)	898	556	2,372	4,177
Accrued investment income	(66)	(55)	(194)	(165)
Change in non-cash working capital balances
Accounts receivable	690	12,179	1,514	(2,036)
Prepaid expenses and deposits	394	534	534	(439)
Payments associated with success fee obligation	(480)	(854)	(2,211)	(2,999)
Accounts payable and accrued liabilities	(2,834)	(433)	(1,982)	(2,644)
Cash generated from operations	6,200	23,304	29,264	32,856
Financing
Dividends paid	(1,153)	(5,077)	(3,395)	(15,265)
Common shares repurchased under normal course issuer bid	(1,101)	-	(4,225)	(329)
Common shares issued for cash on the exercise of options	-	-	11	1,269
Common shares issued for cash from Employee Share Purchase Plan	-	-	35	81
Cash used in financing	(2,254)	(5,077)	(7,574)	(14,244)
Investing
Purchase of furniture and equipment	(6)	(54)	(46)	(170)
Repayment of patent finance obligations	(1,389)	(3,531)	(4,166)	(14,594)
Purchase of patents	(3,000)	(32,603)	(9,150)	(34,703)
Cash used in investing	(4,395)	(36,188)	(13,362)	(49,467)
Foreign exchange gain (loss) on cash held in foreign currency	(35)	(400)	275	(978)

Net cash and cash equivalents generated (used) in the period	(484)	(18,361)	8,603	(31,833)
Cash and cash equivalents, beginning of period	102,518	112,839	93,431	126,311
Cash and cash equivalents, end of period	$102,034	$94,478	$102,034	$94,478

See accompanying notes to condensed consolidated financial statements

2016 Third Quarter Financial Results

Financial statements

Wi-LAN Inc.

Condensed Consolidated Statements of Shareholders' Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	7,029	7,029
Shares and options issued:				.
Stock-based compensation expense	-	702	-	-	702
Exercise of stock options	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan	81	-	-	-	81
Shares repurchased under normal course issuer bid (Note 4)	(443)	114	-	-	(329)
Dividends declared (Note 4)	-	-	-	(15,178)	(15,178)
Balance - September 30, 2015	$427,731	$16,404	$16,225	$(221,029)	$239,331

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	2,425	2,425
Shares and options issued:
Stock-based compensation expense	-	197	-	-	197
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	35	-	-	-	35
Shares repurchased under normal course issuer bid (Note 4)	(8,501)	4,276	-	-	(4,225)
Dividends declared (Note 4)	-	-	-	(3,374)	(3,374)
Balance - September 30, 2016	$419,448	$21,016	$16,225	$(220,126)	$236,563

See accompanying notes to condensed consolidated financial statements

2016 Third Quarter Financial Results

NOTES

Wi-LAN Inc.

NOTES TO unaudited interim condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	nature of business

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, licenses and otherwise enforces a range of patented technologies which are utilized in products in a wide array of markets including communications and consumer electronics, medical, industrial, semiconductor, automotive and aerospace. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth, V-Chip, 3D television, automotive headlight assemblies, semiconductor manufacturing and packaging, medical stent, video streaming, CMOS image sensors, building automation, computer gaming, smart meter monitoring and LED lighting. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.	basis of presentation

The unaudited interim condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	Significant accounting policies

These unaudited condensed consolidated financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2015.

In May 2014, the Financial Accounting Standards Board issued ASU 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the Financial Accounting Standards Board at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted.  In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This standard clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.  The standard also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. This standard has the same effective date as ASU 2014-9. In April 2016, the Financial Accounting Standards Board issued ASU No. 2016-10, which finalized amendments to the guidance in the new revenue standard on identifying performance obligations and accounting for licenses of intellectual property. The amendments address implementation issues that were raised by stakeholders and discussed by the Revenue Recognition Transition Resource Group (“TRG”). The updates are not intended to change the core principles of the standard, however, they attempt to clarify important aspects of the guidance and improve its operability. In May 2016, the Financial Accounting Standards Board issued ASU No. 2016-12, which address certain issues identified by the TRG in the guidance on assessing collectibility, presentation of sales taxes, noncash consideration, and completed contracts and contract modifications at transition, the Financial Accounting Standards Board decided to add a project to its technical agenda to improve Topic 606, Revenue from Contracts with Customers, by reducing 1) The potential for diversity in practice at initial application and, 2) The cost and complexity of applying Topic 606 both at transition and on an ongoing basis. The Company is currently assessing the impact Topic 606 and related amendments will have on the Company's consolidated financial statements.

2016 Third Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO unaudited interim condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

In February 2016, the Financial Accounting Standards Board issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently assessing the impact of this new standard.

In March 2016, the Financial Accounting Standards Board issued ASU 2016-09, "Improvements to Employee Share-Based Payments Accounting". The amendments in this update address the simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The guidance is effective for interim and annual periods beginning after December 15, 2016. The Company is currently assessing the impact of this new standard.

In August 2016, Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update 2016-15, “Statement of Cash Flows (Topic 230)”, a consensus of the FASB’s Emerging Issues Task Force. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows.  For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, provided that all of the amendments are adopted in the same period. The guidance requires application using a retrospective transition method. . The Company is currently assessing the impact of this new standard.

4.	share capital

The Company paid quarterly cash dividends as follows:

	2016				2015
		Per Share		Total		Per Share		Total
1st Quarter	Cdn	$0.0125	US	$1,091	Cdn	$0.0500	US	$5,183
2nd Quarter		0.0125		1,151		0.0525		5,005
3rd Quarter		$0.0125		$1,153		$0.0525		$5,077
	Cdn	$0.0375	US	$3,395	Cdn	$0.1550	US	$15,265

The Company declared quarterly dividends as follows:

	2016		2015
1st Quarter	Cdn	$0.0125	Cdn	$0.0525
2nd Quarter		0.0125		0.0525
3rd Quarter		0.0125		0.0525

On February 10, 2016, the Company received regulatory approval to make a normal course issuer bid (“2016 NCIB”) through the facilities of the Toronto Stock Exchange. Under the 2016 NCIB, the Company is permitted to purchase up to 11,762,446 common shares. The NCIB commenced on February 12, 2016 and will expire on February 11, 2017. The Company repurchased 2,398,500 common shares under the NCIB during the nine months ended September 30, 2016 for a total of $4,225.

2016 Third Quarter Financial Results	7

NOTES

Wi-LAN Inc.

NOTES TO unaudited interim condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and nine months ended September 30, 2016 and 2015

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended September 30, 2016	Three months ended September 30, 2015	Nine months ended September 30, 2016	Nine months ended September 30, 2015
Basic weighted average common shares outstanding	118,912,606	120,790,348	119,500,216	120,678,490
Effect of options	-	638	-	19,735
Diluted weighted average common shares outstanding	118,912,606	120,790,986	119,500,216	120,698,225

For the three and nine months ended September 30, 2016, the effect of stock options totaling 7,151,053 were anti-dilutive (three and nine months ended September 30, 2015 – 8,222,553).

5.	financial instruments

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are short-term financial instruments whose carrying value approximates their fair value. The Company minimizes credit risk on cash and cash equivalents and short-term financial instruments by transacting with only reputable financial institutions.

The Company considers the rates used to determine the carrying value of the patent finance obligations and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

6.	Commitments and contingencies

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights and contingent legal fee arrangements with certain law firms based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the three and nine months ended September 30, 2016, partner royalties and contingent legal fees totaled $10 and $2,735, respectively (three and nine months ended September 30, 2015 – $401 and $1,138, respectively). As at September 30, 2016, the amount outstanding for partner royalties and contingent legal fees is $1,940.

7.     RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the three and nine months ended September 30, 2016, consulting services were Nil and $8, respectively (three and nine months ended September 30, 2015 – Nil and $100, respectively) of which Nil remains outstanding as at September 30, 2016.

2016 Third Quarter Financial Results	8

Wi-LAN Inc.
303 Terry Fox Drive Suite 300
Ottawa, ON Canada
K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com

2016 Third Quarter Financial Results